VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the form proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/253166931 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox.
2. All securityholders MUST register any 3rd party appointments at www.computershare.com/FirstMajestic. Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 253-166-931

Password: firstmajestic2020 (case sensitive)

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy

The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1. To proceed into the meeting, you will need to read and accept the Terms and Conditions.


Meeting Terms and Conditions
DECLINE
ACCEPT

2. Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.


123-456-789
Username
Password
Login

3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.


123-456-789
Your Company
Your Company
Annual General Meeting
MEETING DOCUMENTS

4 To view proceedings you must tap the broadcast arrow ^ on your screen.

Toggle between the up and down arrow ^ to view another screen.



TO VOTE

5 When the Chair declares the poll open :

- A voting icon will appear on your device and the Meeting Resolutions will be displayed.
- To vote, tap one of the voting options. Your response will be highlighted.


123-456-789
Item 1 - Adoption of Remuneration Report
Item 2.1 - Elect Mr John Citizen as a Director

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

NOTE: Votes may be changed up to the time the chair closes the poll.

TO ASK QUESTIONS

6 Tap on the Questions icon then **press the + button** to submit a question.

Compose your question and select the send icon ➤.

Confirmation that your message has been received will appear.


123-456-789
Your Company
Your Company
Annual General Meeting
MEETING DOCUMENTS
123-456-789
Compose
Can you advise on revenue projections for next year?

NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow ^ in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again.